Exhibit 4.23

(English Translation)

Bank Acceptance Agreement

Serial No.: Rural Cooperative Bank Banker’s Acceptance 2017 No. 073

Accepting Bank: Xinjiang Shihezi Rural Cooperative Bank (hereinafter “Party A”)

Acceptance Applicant: Xinjiang Daqo New Energy Co., Ltd. (hereinafter “Party B”)

Party B hereby submits an application to Party A, entrusting Party A to pay certain commercial drafts issued by Party B in a total amount of RMB120,000,000.00, and the information about these commercial drafts is as follows:

Drawer	Payee	Amount of Draft	Date of Issuance	Maturity Date
Xinjiang Daqo New Energy Co., Ltd.	Please refer to details of the draft	Subject to the amount set forth on the date of issuance	Subject to the actual date of issuance	Subject to the date set forth on the date of issuance
In total:		RMB 120,000,000.00

Upon review, Party A agrees to promise payment of the above commercial drafts for Party B. Party A and Party B hereby agree as follows upon mutual negotiation in accordance with provisions of the Law of the People’s Republic of China on Negotiable Instruments, the Measures for Payments and Settlements and the Measures for Commercial Drafts issued by the People’s Bank of China:

Article 1 Party A promises to pay the above commercial drafts issued by Party B in a total amount of RMB 120,000,000.00.

Article 2 Party B shall open a bank acceptance deposit account with Party A and agrees to put RMB 60,000,000 into this deposit account as deposit for Party A’s acceptance of the drafts. Party A and Party B agree that the deposit hereunder shall accrue interest based on the corresponding type of interest rate for enterprises issued by the accepting bank on the depositing date.

Article 3 Party B shall deposit all the amounts payable under the bank-accepted commercial drafts with Party A ten days before maturity of such drafts in order to prepare for payment of such amounts.

Article 4 Party B shall use the following methods set forth in Clause 4.1 and Clause 4.2 as its guarantee for performance of this Agreement:

4.1	To make a deposit equal to 50% of the draft amounts as its guarantee for performance of this Agreement;

4.2	Daqo Group Co., Ltd. to act as guarantor for Party B’s performance of this Agreement, and the relevant parties shall separately sign a Maximum Amount Guarantee Contract. Please refer to the Rural Cooperative Bank Guarantee 2015 No. 82 Maximum Amount Guarantee Contract for details.

Article 5 Party A shall not charge bank acceptance fees, and the exposure rate shall be charged at 1% of the exposure amount, and Party B shall pay off such exposure rate in one lump sum at the time of acceptance by Party A, and Party A may directly deduct such fees from the account of Party B.

Article 6 Upon acceptance of the above drafts, in case of any dispute, Party B shall solely handle such dispute with the parties concerned. Before the maturity of the bank-accepted commercial drafts, Party B still shall deposit all the draft amounts with Party A in accordance with Article 3 hereof.

Article 7 Party A shall make unconditional payment of the draft amounts upon the maturity of the bank-accepted commercial drafts once these drafts are presented to it. If Party B fails to deposit all draft amounts with Party A before the maturity of such drafts, Party A may deduct funds from any of Party B’s savings account opened with Party A to use as payment. With respect to the draft amounts advanced by Party A due to shortage in the account balance of Party B, Party A shall charge penalty interest to Party B at 0.05% of the advanced amounts based on the actual days of advancement until Party B pays off such advanced amounts.

Article 8 Where Party B fails to perform any of its obligations hereunder, Party A may hold the guarantor jointly liable for such obligations.

Article 9 During the term of this Agreement, if Party B has deteriorated financial conditions, assets loss, is investigated and punished due to illegal operations, suspended for business, closed for business, restructured, liquidated or has any other event that may affect its performance of obligations hereunder, it shall notify Party A immediately; where Party A believes that such adverse events will damage or impair its rights or interests hereunder, it may take one or more of the following measures at the same time, and Party B has no objection thereto:

9.1	to require Party B to provide or supplement new guarantee acceptable to Party A;

9.2	to require Party B to increase the amount of deposit for acceptance; and

9.3	to directly deduct amounts from savings account of Party B and transfer such amounts to the above bank acceptance deposit account of Party B and use it as bank acceptance deposit.

Article 10 Party B shall provide materials and information relevant to its own business operations, financial conditions and underlying transaction of the commercial drafts as per requirements of Party A, and be liable for authenticity and legality of such materials and information. If Party B provides false information or conceals true and important facts, Party A may take measures set forth in Article 9 subject to the specific circumstances.

Article 11 This Agreement shall be governed by the laws of the people’s republic of China. If any dispute or controversy arises during performance of this Agreement, it shall be solved through amicable negotiation, failing which either party may (choose one of the following two measures):

11.1        file a lawsuit to the people’s court at the place where Party A domiciles; or

11.2        apply for arbitration to an arbitration commission.

Where this Agreement has been notarized to have the effect that it can be enforced where upon the maturity of the commercial draft, Party B fails to pay all the draft amounts and interest thereon and other relevant expenses, and the guarantor fails to perform its obligation of guarantee, Party A may directly apply for enforcement of this Agreement to the people’s court with jurisdiction.

Article 12 This Agreement shall take effect upon signature and affixation of company seal by authorized signatories of the parties and lose effect till the date when all debts of Party B hereunder have been fully discharged.

Article 13 This Agreement is made in triplicate, with Party A, Party B and Party C each holding one copy. The appendix hereto is an integral part of this Agreement.

Party A: [company seal] Authorized signatory: [signature]
Party B: [company seal] Authorized signatory: [signature]
Signed on [date]:

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